                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                              (Amendment No. 4)/1/

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           CustomTracks Corporation
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                               (Name of Issuer)

                         Common Stock, $.01 Par Value
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                        (Title of Class of Securities)

                                   232046102
                         ----------------------------
                                (CUSIP Number)

                                 David P. Cook
                              One Galleria Tower
                                13355 Noel Road
                                  Suite 1555
                           Dallas, Texas  75240-6604
                                (972) 702-7055
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 2, 1999
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 4 Pages)

__________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.232046102                                       PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David P. Cook
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,314,968/(1)/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,314,968/(1)/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,314,968/(1)/

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.92%/(2)/
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) Mr. Cook holds stock options, granted in connection with his employment, to purchase a total of 4,254,627 shares of CustomTracks Common Stock, par value $.01 per share, 531,828 of which became exercisable as of August 1, 1998, 531,828 of which became exercisable as of November 1, 1998, 531,828 of which became exercisable as of February 1, 1999, 531,828 of which became exercisable as of May 1, 1999, and 531,828 of which became exercisable as of August 1, 1999. The options continue to vest in equal quarterly installments of 531,828 shares on November 1, 1999 and February 1, 2000; and an installment of 531,831 on May 1, 2000. Mr. Cook owns directly 94,000 shares of Common Stock. Mr. Cook also holds fully-vested options to acquire 30,000 shares of Common Stock, which he acquired in his capacity as a director of CustomTracks.
(2) The total number of outstanding shares of CustomTracks Common Stock have been increased pursuant to Rule 13d-3(d)(1)(i) to include the 3,220,968 shares subject to stock options held by Mr. Cook that are or will become exercisable as of November 1, 1999.

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     This Amendment No. 4 relates to a Schedule 13D filed on September 4, 1998
(the "Schedule") by David P. Cook with respect to shares he beneficially owns of the Common Stock, par value $.01 per share (the "Common Stock") of CustomTracks Corporation, a Texas corporation (the "Company"), the principal executive offices of which are located at One Galleria Tower, 13355 Noel Road, Suite 1555, Dallas, Texas 75240-6604.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Effective April 29, 1998, pursuant to the Stock Option Agreement dated as of the same date between the Company and Mr. Cook (the "Option Agreement"), the Company granted to Mr. Cook nonqualified stock options (the "Employment Options") to purchase a total of 4,254,627 shares of Common Stock at an exercise price of $7.00 per share (twice the closing price of the Company's Common Stock on the day preceding the date of the grant), 531,828 of which became exercisable as of August 1, 1998, 531,828 of which became exercisable as of November 1, 1998, 531,828 of which became exercisable as of February 1, 1999, 531,828 of which became exercisable as of May 1, 1999, and 531,828 of which became exercisable as of August 1, 1999. The Employment Options continue to vest in equal quarterly installments of 531,828 shares on November 1, 1999 and February 1, 2000; and an installment of 531,831 on May 1, 2000. Mr. Cook owns directly 94,000 shares of Common Stock, which he purchased using personal funds, and 30,000 director option shares. The Employment Options are exercisable until the fifth anniversary of the date of grant or until they otherwise expire in accordance with their terms. The Employment Options vest immediately in the event (i) of a change of control or sale of the Company or the sale of any material Company subsidiary that is engaged in the digital data distribution business or other business involving a concept primarily fostered by Mr. Cook,
(ii) more than 25% of the Company's voting securities are acquired by any person, (iii) a majority of the Company's Board of Directors consists of persons other than the current incumbents or their approved successors, (iv) Mr. Cook's employment is terminated without "cause," as such term is defined in the employment agreement dated as of April 29, 1998 between the Company and Mr. Cook (the "Employment Agreement"), or (v) Mr. Cook terminates employment for "good reason" (as defined in the Employment Agreement). The Options also carry demand registration rights, which may be exercised after the occurrence of any of the events specified in (i) through (iii) above, and piggyback registration rights. Any description of the Employment Options in this Schedule 13D, Amendment No. 4, is qualified in its entirety by reference to the Option Agreement, and any description of the terms of Mr. Cook's employment in this Schedule 13D, Amendment No. 4, is qualified in its entirety by reference to the Employment Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on September 2, 1999, Mr. Cook beneficially owned (within the meaning of Rule 13d-3(d)(1)) 3,220,968 shares of Common Stock, which constitute approximately 17.92% of the issued and outstanding shares of Common Stock (as calculated in accordance with such rule), based on 15,277,929 shares issued and outstanding (as represented in the Company's Form 10-Q for the quarter ended June 30, 1999) plus the shares subject to issuance upon exercise of the Employment Options that are currently vested or vest within 60 days of September 2, 1999, and the director option shares Mr. Cook holds.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of September 2, 1999           /s/ David P. Cook
                                        -------------------------
                                        David P. Cook